SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September 2009
Commission File Number 1-15194m

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant’s name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor 04530-000 São Paulo, SP Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In August, 2009. the only transactions with securities and derivatives were those presented below. in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas – AmBev
Group and Related Persons	( ) Board of Directors	( X) Management	( ) Fiscal Council	( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics (2)		Quantity	%
				Same Class and Type	Total
ADR (*)	Common		7,101	0.0020	0.0012
ADR (*)	Preferred		287,535	0.1064	0.0466
Shares	Common		126,062	0.0364	0.0204
Shares	Preferred		647,029	0.2394	0.1049

Transactions in the month
Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Shares	Preferred	Direto c/ a Cia	Subscription (*)	05	5	94.91	474.55
			Total Buy		5		474.55

Shares	Preferred	Itau Corretora	Sell	17	45	137.30	6,178.50
Shares	Preferred	Itau Corretora	Sell	17	100	137.40	13,740.00
Shares	Preferred	Itaú Corretora	Sell	17	40	137.00	5,480.00
Shares	Preferred	Itaú Corretora	Sell	17	100	137.35	13,735.00
			Total Sell		285		39,133.50

Final Balance
Securities / Derivatives	Securities Characteristics (2)	Quantity	%
			Same class	Total
ADR (*)	Common	7,101	0.0020	0.0012
ADR (*)	Preferred	287,535	0.1063	0.0466
Shares	Common	126,062	0.0364	0.0204
Shares	Preferred	646,749	0.2392	0.1048

(1)
When filing in the form, delete the lines that do not have any information, If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information,

(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others,
(3)	Quantity multiplied by price,

Note:	These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

(*)	Each ADR is equivalent to 1 (one) share.
(*)	Shares acquired in the market by the Company´s depositary bank, in 08/05/2009, in order to correct error in the process of subscription, ratified in meeting of June 29th, 2009.

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In August, 2009, the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas – AmBev
Group and Related Persons	( X ) Board of Directors	( ) Management	( ) Fiscal Council	( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics (2)		Quantity	%
				Same Class and Type	Total
Shares	Common		314,672,478	90.7898	51.0113
Shares	Preferred		125,741,381	46.5280	20.3846
Simple Debentures	2nd tranche, due in 6 years, of nominative, book entry, non-share convertible, subordinated debentures		1,309	1.0488	0.6338

Transactions in the month
Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Shares	Common	Credit Suisse	Buy	27	15,000	119.10	1,786,500.00
Shares	Common	Credit Suisse	Buy	27	10,000	119.20	1,192,000.00
Shares	Common	Credit Suisse	Buy	27	11,000	119.30	1,312,300.00
Shares	Common	Credit Suisse	Buy	27	6,000	119.50	717,000.00
Shares	Common	Credit Suisse	Buy	27	10,000	119.60	1,196,000.00
Shares	Common	Credit Suisse	Buy	27	8,000	119.80	958,400.00
Shares	Common	Credit Suisse	Buy	27	24,200	119.84	2,900,128.00
Shares	Common	Credit Suisse	Buy	28	44,200	120.00	5,304,000.00
			Total Buy		128,400		15,366,328.00

Final Balance
Securities / Derivatives	Securities Characteristics (2)	Quantity	%
			Same Class and Type	Total
Shares	Common	314,800,878	90.8268	51.0222
Shares	Preferred	125,741,381	46.5031	20.3799
Simple Debentures	2nd tranche. due in 6 years, of nominative. book entry, non-share convertible, subordinated debentures	1,309	1.0488	0.6338

(1)
When filing in the form, delete the lines that do not have any information, If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information,

(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others,
(3)	Quantity multiplied by price,
(,)	Each ADR is equivalent to 1 share.

Note:	These consolidated According to Minute must have information by group: Directors, Management (which have not been included in the Board of Directors), etc,

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In August, 2009, the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas – AmBev
Group & related persons	( ) Board of Directors	( ) Management	(X) Fiscal Council	( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics (2)		Quantity	%
				Same Class and Type	Total
Shares	Common		273	0.0001	0.0000
Total
Securities / Derivatives	Securities Characteristics (2)		Quantity	%
				Same Class and Type	Total
Shares	Common		273	0.0001	0.0000

(1)
When filing in the form, delete the lines that do not have any information, If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information,

(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others,
(3)	Quantity multiplied by price,

Note:	These consolidated According to Minute must have information by group: Directors, Management (which have not been included in the Board of Directors), etc,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 10, 2009

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/s/ Nelson José Jamel
Nelson José Jamel Chief Financial and Investor Relations Officer